UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September, 2024

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20241-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras begins the operating procedures for the Natural Gas Processing Unit (UPGN) in Rio de Janeiro

—

Rio de Janeiro, September 11, 2024 – Petróleo Brasileiro S.A. – Petrobras announces that it has begun the procedures for the start-up of the largest natural gas processing unit (UPGN) in Brazil, located in Itaboraí, in the metropolitan region of Rio de Janeiro. On September 9th, the company obtained authorization from the National Agency of Petroleum, Natural Gas and Biofuels (ANP) for the plant’s industrial operation. The unit will receive gas from the pre-salt layer of the Santos Basin, transported through the Route 3 gas pipeline, which will also begin its operations. The Route 3 Integrated Project (PIR3), which includes the UPGN unit, is strategic for Petrobras, as it will enable a higher supply of natural gas to the Brazilian market, with profitability for the company.

At this moment, the final preparation phase for the UPGN unit is being conducted through the calibration of processes and equipment. During this phase, gas is not yet available to the market. Commercial operations are scheduled to begin in the first half of October.

The PIR3 project will enable the flow of up to 18 million m³/day and the processing of up to 21 million m³/day of gas by UPGN, expanding the supply of natural gas to the domestic market and reducing dependency on imports.

Boaventura Energy Complex

Petrobras has altered the name of the Itaboraí Industrial Complex, where the UPGN unit is installed, which is now called the Boaventura Energy Complex, in reference to the São Boaventura Convent, located inside the industrial complex and whose ruins have been preserved by the company. The Complex will be inaugurated this Friday (September 13th).

In addition to the gas pipeline implemented for the flow of natural gas and for UPGN, Petrobras is working on other projects within the Complex, such as two gas-fired thermoelectric plants to participate in auctions planned for the electricity sector, and the company also plans to build other refining units to produce fuels and lubricants.

After the works have been completed at the Complex, the operating units will have a production capacity of approximately 12,000 barrels/day (bpd) for Group II lubricating oils, 75,000 bpd for S-10 diesel and 20,000 bpd for aviation kerosene (QAV-1). The plant will operate in synergy with the Duque de Caxias Refinery (Reduc).

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

E-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares 28 – 9º andar – 20031-030 – Rio de Janeiro, RJ

Phone: 55 (21) 3224-1510/9947

This document may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act), which only reflect the expectations of the Company's management. The terms “anticipates,” “believes,” “expects,” “foresees,” “intends,” “plans,” “projects,” “aims,” “should,” as well as other similar terms, are intended to identify such forward-looking statements, which inherently involve risks or uncertainties, whether foreseen or not by the Company. Therefore, the future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information contained herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 11, 2024

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer